Profit and Loss - copy

Indy 2 LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
41000 Beer Sales	156,740.91
41100 Liquor Sales	388,806.58
41200 Wine Sales	61,748.20
41300 NA Bev Sales	45,544.29
41400 Retail Sales	15,512.67
42000 Food Sales	991,750.04
Refunds	-927.95
Total for Income	**$1,659,174.74**
Cost of Goods Sold	
53000 Merchant Account Fees	41,337.15
Beer Costs	54,645.37
Food Costs	327,202.37
Liquor Costs	98,037.28
Merchandise COGS	206.10
NA Bev Costs	15,536.58
Wine Costs	13,727.75
Total for Cost of Goods Sold	**$550,692.60**
Gross Profit	**$1,108,482.14**
Expenses	
Advertising & marketing	$19,764.22
Website ads	3,619.06
Total for Advertising & marketing	**$23,383.28**
Bank fees & service charges	$573.74
Delivery Service Fees	70,661.93
Loan Fees	17,508.43
Total for Bank fees & service charges	**$88,744.10**
Business licenses and Permits	1,906.60
Company Party	3,988.43
Contract labor	2,050.00
Dues & subscriptions	3,463.63
Education & Training	190.81
Employee benefits	$250.00
Bonus	1,500.00
Total for Employee benefits	**$1,750.00**
Furnishings and Decor	1,493.64
Hiring Expense	6,080.09
Insurance	$32,288.02
Health insurance & accident plans	14,254.89
Total for Insurance	**$46,542.91**

Profit and Loss - copy

Indy 2 LLC
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Interest paid	147,476.66
Kitchen Equipment	567.50
Legal & accounting services	0
Accounting fees	3,829.11
Legal Fees	877.00
Payroll Processing Fee	4,458.49
Professional Fees	1,650.00
Total for Legal & accounting services	**$10,814.60**
Meals	3,743.20
Music and Entertainment	24,723.35
Office expenses	$1,731.92
Equipment Expense	3,560.11
Office supplies	1,317.55
Postage & Delivery	280.18
Printing & photocopying	361.06
Software & apps	24,089.71
Total for Office expenses	**$31,340.53**
Operating Supplies	$26.17
Bar Supplies	3,900.63
Chemical & Janitorial	9,458.43
Kitchen Supplies	$27,235.57
Co2	2,011.25
Propane	1,219.00
Total for Kitchen Supplies	**$30,465.82**
Paper & Disp	30,103.90
Total for Operating Supplies	**$73,954.95**
Parking Tickets	405.00
Payroll expenses	0
Payroll Taxes	84,954.94
Salaries & wages	598,943.25
Total for Payroll expenses	**$683,898.19**
Rent	$186,836.23
Equipment rental	1,233.51
Storage Unit	3,027.64
Total for Rent	**$191,097.38**
Repairs & maintenance	$11,644.44
Cleaning Service	22,686.25
Dishwasher Maintenance	2,211.56
Pest Control	2,510.55
Total for Repairs & maintenance	**$39,052.80**

Profit and Loss - copy

Indy 2 LLC
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Security	1,125.70
Sponsorship	2,000.00
Staff Meals	410.17
Supplies	12,262.78
Taxes paid	0
Mixed Beverage Gross Tax	34,208.76
Total for Taxes paid	**$34,208.76**
Travel	0
Parking & tolls	71.18
Taxis or shared rides	59.19
Total for Travel	**$130.37**
Uniforms	11,080.55
Utilities	$51,354.18
Heating & cooling	3,864.26
Internet & TV services	1,525.30
Total for Utilities	**$56,743.74**
Total for Expenses	**$1,504,629.72**
Net Operating Income	**-$396,147.58**
Other Income	
Interest earned	-5.00
Total for Other Income	**-$5.00**
Other Expenses	
Amortization expenses	14,798.00
Depreciation	117,272.00
Total for Other Expenses	**$132,070.00**
Net Other Income	**-$132,075.00**
Net Income	**-$528,222.58**

Balance Sheet

Indy 2 LLC
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Indy 2 LLC (6521) - 2	-15,095.25
Total for Bank Accounts	**-$15,095.25**
Accounts Receivable	
Other Current Assets	
Deposits to be Classified	0
Cash Payments	$69,088.58
Cash Over/Short	-40,412.77
Total for Cash Payments	**$28,675.81**
Credit Card	9,644.12
Doordash	1,803.32
Grubhub	2,424.54
House Account	$1,999.43
Prepaid Orders	-767.19
Total for House Account	**$1,232.24**
Mr Yum	351.10
Uber Eats	919.20
Total for Deposits to be Classified	**$45,050.33**
Gift Cards	2,078.86
Total for Other Current Assets	**$47,129.19**
Total for Current Assets	**$32,033.94**
Fixed Assets	
Accumulated amortization	-18,498.00
Accumulated depreciation	-134,395.00
Buildings	0
Building Construction	$1,301,055.20
Architecture	40,131.21
Landlord Reimbursement	-297,700.00
Total for Building Construction	**$1,043,486.41**
Exterior Sign	36,453.42
Furniture & fixtures	24,731.57
Glass	82,489.00
Patio	8,300.00
Ping Pong Table	5,000.00
Security System	10,105.14
Sound System	36,599.34
Steel	32,000.00

Balance Sheet

Indy 2 LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Tables	11,150.00
Vent Hoods	66,339.70
VRF System	72,457.00
Total for Buildings	**$1,429,111.58**
Tools, machinery, and equipment	0
Draft System	3,618.69
Equipment Purchase	55,795.00
Office Computer	6,598.11
Toast POS System	5,644.76
Walk-In Cooler	45,525.04
Total for Tools, machinery, and equipment	**$117,181.60**
Total for Fixed Assets	**$1,393,400.18**
Other Assets	
Lease Deposit	300,000.00
Security deposits	0
Security deposit	31,278.39
Total for Security deposits	**$31,278.39**
Startup & organizational costs	$315.82
Accounting Fees	8,000.00
Advertising	545.16
Appraisal Fee	3,950.00
Bank Fees	284.50
Beer	708.00
Consulting	65,000.00
Hiring Expense	3,519.83
Legal Expenses	18,105.00
Licenses held	7,669.53
Liquor	711.85
Management Fees	10,000.00
Marketing	3,000.00
Permits	960.00
Printing	539.46
Rent	22,189.07
Software	7,009.43
Startup costs	503,227.68
Supplies	58,081.70
Uniforms	9,248.49
Total for Startup & organizational costs	**$723,065.52**
Total for Other Assets	**$1,054,343.91**
Total for Assets	**$2,479,778.03**

Balance Sheet

Indy 2 LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	19,395.16
Total for Accounts Payable	**$19,395.16**
Credit Cards	
Chase CC H. SCOTT (3371) - 1	26,676.25
Total for Credit Cards	**$26,676.25**
Other Current Liabilities	
27000 Sales Tax Payable	-570.14
28000 Tips Payable	21,172.16
Industry Restaurants LLC	52,444.91
Line of Credit 2777	200,000.00
Line of Credit 2786	
Payroll Clearing Account	11,922.23
Payroll wages and tax to pay	$0.06
Payroll Liabilities	-0.06
Total for Payroll wages and tax to pay	**0**
Short-term loans from shareholders	-10,491.96
Toast Loan	
Toast Loan 2	59,210.87
Total for Other Current Liabilities	**$333,688.07**
Total for Current Liabilities	**$379,759.48**
Long-term Liabilities	
Bee Cave Bridge Loan	
InKind Loan	32,934.01
Joshua Alley Loan	
Loan 21222782	1,834,588.00
Rewards Network Loan	12,020.19
Total for Long-term Liabilities	**$1,879,542.20**
Total for Liabilities	**$2,259,301.68**
Equity	
Retained Earnings	-101,301.07
Net Income	-528,222.58

Balance Sheet

Indy 2 LLC
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Investors	0
Adrien Drouilhet	25,000.00
Amy Van Horn	50,000.00
Daniel Alden	50,000.00
David Wolff	50,000.00
Eleuterio Garza	12,500.00
Elizabeth Alden	25,000.00
GFY Hospitality	250,000.00
Jason Drouilhet	25,000.00
Jaytyler Ferretti	100,000.00
Jim Bishop	25,000.00
Josh Cunningham	25,000.00
Lisa Crane	25,000.00
Matt Ball	50,000.00
Ryan McCallum	12,500.00
Scott Monroe	100,000.00
Sean Bennett	25,000.00
Total for Investors	**$850,000.00**
Total for Equity	**$220,476.35**
Total for Liabilities and Equity	**$2,479,778.03**

Statement of Cash Flows

Indy 2 LLC

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-528,222.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
27000 Sales Tax Payable	123.19
28000 Tips Payable	6,423.95
Accounts Payable (A/P)	4,139.31
Accumulated amortization	14,798.00
Accumulated depreciation	117,272.00
Chase CC H. SCOTT (3371) - 1	15,539.67
Deposits to be Classified:Cash Payments	-64,594.62
Deposits to be Classified:Cash Payments:Cash Over/Short	40,412.77
Deposits to be Classified:Credit Card	-4,573.26
Deposits to be Classified:Doordash	-1,803.32
Deposits to be Classified:Grubhub	-1,662.47
Deposits to be Classified:House Account	-477.67
Deposits to be Classified:House Account:Prepaid Orders	767.19
Deposits to be Classified:Mr Yum	3,721.03
Deposits to be Classified:Uber Eats	5,316.62
Gift Cards	-2,887.09
Industry Restaurants LLC	30,551.43
Line of Credit 2786	-1,230,452.00
Payroll Clearing Account	8,484.40
Payroll wages and tax to pay	0.06
Payroll wages and tax to pay:Payroll Liabilities	-0.06
Short-term loans from shareholders	-207,055.41
Startup & organizational costs:Startup costs	-14,250.62
Toast Loan	
Toast Loan 2	59,210.87
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$1,220,996.03**
Net cash provided by operating activities	**-$1,749,218.61**
INVESTING ACTIVITIES	
Buildings:Building Construction	-15,836.49
Buildings:Building Construction:Landlord Reimbursement	297,700.00
Net cash provided by investing activities	**$281,863.51**
FINANCING ACTIVITIES	
InKind Loan	32,934.01
Investors:Amy Van Horn	50,000.00
Joshua Alley Loan	-500,000.00
Loan 21222782	1,834,588.00
Rewards Network Loan	12,020.19
Net cash provided by financing activities	**$1,429,542.20**
NET CASH INCREASE FOR PERIOD	**-$37,812.90**
Cash at beginning of period	**$22,717.65**
CASH AT END OF PERIOD	**-$15,095.25**